SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                                  VIZACOM INC.
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                                (Name of Issuer)


                         Common Stock, $.001 per share
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                         (Title of Class of Securities)


                                  92855E-10-2
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                                 (CUSIP Number)


     Wayne Allen, President, SpaceLogix, Inc., 500 Fifth Avenue, New York,
                                 New York 10110
                                 (917) 439-3629
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    11/21/01
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92855E-10-2                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SpaceLogix, Inc. (06-1617410)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         400,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         400,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     co

________________________________________________________________________________

Instructions for Cover Page

CUSIP No. 92855E-10-2                  13D

________________________________________________________________________________
Items 3, 5, 6 and 7 of the Schedule 13D filed by the reporting person on November 14, 2001 are hereby amended to reflect events subsequent to that filing including a change in the beneficial ownership of the reporting person.

Item 3. Source And Amount Of Funds Or Other Consideration. The 400,000 shares of the Issuer's common stock beneficially owned by the reporting person were issued to the reporting person as partial consideration for loans made to the Issuer by the reporting person in the aggregate amount of $650,000 (the "Loans"). The funds loaned by the reporting person to the Issuer represent a portion of the reporting person's working capital which the reporting person raised in two private equity offerings.

________________________________________________________________________________
Item 5. Interest In Securities Of The Issuer.

(a) The numbers of securities of the Issuer which the reporting person may be deemed to beneficially own is 400,000, which, to the knowledge of the reporting person, represents approximately 15.2% of the Issuer's outstanding class of such securities as of the date of this report.

(b) The reporting person has the sole power to vote and the sole power to dispose of the 400,000 shares of the Issuer's securities held in the reporting person's name.

(c) On November 21, 2001, the Issuer issued to the reporting person the last 100,000 shares of the 400,000 aggregate shares of the Issuer's common stock due to the reporting person as part of the consideration for the Loans.

(d)  Not applicable.

(e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer. On November 19, 2001 the reporting person and the Issuer entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of the reporting person into a subsidiary of the Issuer. The Merger Agreement is attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D and incorporated herein by reference.

________________________________________________________________________________
Item 7.  Material To Be Filed As Exhibits.

Exhibit 1 - Agreement and Plan of Merger made and entered into as of November 19, 2001 among Vizacom, Inc., SpaceLogix Acquisition Corp. and SpaceLogix, Inc.

________________________________________________________________________________

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         SPACELOGIX, INC.

December 6, 2001                         By: /s/ Mark Barbera
                                             -------------------------------
                                              Name:  Mark Barbera
                                              Title: Chief Financial Officer